UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: August 6, 2025	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

Banco Latinoamericano
de Comercio Exterior, S.A.
and Subsidiaries

Unaudited interim condensed consolidated financial statements as of June 30, 2025, and for the three and six months ended June 30, 2025 and 2024

Banco Latinoamericano de Comercio Exterior, S.A.
and Subsidiaries

Contents

Condensed consolidated statement of financial position
Condensed consolidated statement of profit or loss
Condensed consolidated statement of comprehensive income
Condensed consolidated statement of changes in equity
Condensed consolidated statement of cash flows
Notes to the unaudited interim condensed consolidated financial statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statements of financial position
June 30, 2025 and December 31, 2024
(In thousands of US dollars)

		June 30,	December 31,
		2025	2024
	Notes	(Unaudited)	(Audit)
Assets

Cash and due from banks	3,4,5	1,997,581	1,965,145

Investment securities	3,4,6	1,377,813	1,201,930

Loans	3,4,7	8,583,899	8,383,829

Customers' liabilities under acceptances	3,4	602,232	245,065
Trading derivative financial instruments - assets	3,4,10	2,189	—
Hedging derivative financial instruments - assets	3,4,10	63,713	22,315
Equipment, leases and leasehold improvements, net		19,417	19,676
Intangibles assets		3,462	3,663
Other assets	11	23,901	17,050
Total assets		12,674,207	11,858,673

Liabilities and Equity
Liabilities:
Customer deposits	3,4,12	6,491,382	5,461,901

Securities sold under repurchase agreements	3,4,13	196,562	212,931
Borrowings and debt, net	3,4,14	3,779,353	4,352,316
Interest payable		44,581	37,508

Lease liabilities	3,15	18,713	19,232
Acceptances outstanding	3,4	602,232	245,065
Trading derivative financial instruments - liabilities	3,4,10	191	—
Hedging derivative financial instruments - liabilities	3,4,10	69,217	141,705
Allowance for losses on loan commitments and financial guarantee contract	3,4	11,877	5,375
Other liabilities	16	44,619	45,431
Total liabilities		11,258,727	10,521,464

Equity:
Common stock		279,980	279,980
Treasury stock		(97,578)	(105,601)
Additional paid-in capital in excess of value assigned to common stock		120,854	124,970
Capital reserves	22	95,210	95,210
Regulatory reserves	22	149,665	149,666
Retained earnings		861,430	792,005
Other comprehensive income		5,919	979
Total equity		1,415,480	1,337,209
Total liabilities and equity		12,674,207	11,858,673
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statement of profit or loss
For the three and six months ended June 30, 2025 and 2024
(In thousands of US dollars, except earnings per share data)

		(Unaudited)
		Three months ended June 30,		Six months ended June 30,
	Notes	2025	2024	2025	2024
Interest income:
Deposits		18,845	25,642	35,693	50,668
Investment securities		16,171	12,630	30,481	23,258
Loans		159,415	157,101	317,677	315,019
Total interest income	19	194,431	195,373	383,851	388,945
Interest expense:
Deposits		(74,507)	(76,808)	(142,385)	(146,542)
Securities sold under repurchase agreements	13	(2,860)	(3,592)	(5,261)	(6,156)
Borrowings and debt	14	(49,146)	(52,069)	(102,849)	(110,309)
Lease liabilities	15	(179)	(145)	(361)	(294)
Total interest expense	19	(126,692)	(132,614)	(250,856)	(263,301)

Net interest income		67,739	62,759	132,995	125,644

Other income (expense):
Fees and commissions, net	18	19,912	12,533	30,495	22,005
Gain (loss) on financial instruments, net	9	2,161	(351)	4,145	(191)
Other income, net		230	99	356	170
Total other income, net	19	22,303	12,281	34,996	21,984

Total revenues		90,042	75,040	167,991	147,628

Provision for credit losses	3,19	(5,019)	(6,684)	(10,235)	(9,713)

Operating expenses:
Salaries and other employee expenses		(12,384)	(11,761)	(26,322)	(23,431)
Depreciation and amortization of equipment, leases and leasehold improvements		(721)	(591)	(1,414)	(1,185)
Amortization of intangible assets		(348)	(250)	(674)	(474)
Other expenses		(7,386)	(5,632)	(13,430)	(11,435)
Total operating expenses	19	(20,839)	(18,234)	(41,840)	(36,525)
Profit for the period		64,184	50,122	115,916	101,390

Per share data:
Basic earnings per share (in US dollars)	17	1.73	1.36	3.13	2.76
Weighted average basic shares (in thousands of shares)	17	37,203	36,775	37,072	36,692

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statement of comprehensive income
For the three and six months ended June 30, 2025 and 2024
(In thousands of US dollars)

	(Unaudited)
	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Profit for the period	64,184	50,122	115,916	101,390

Other comprehensive income:
Items that will not be reclassified subsequently to the consolidated statement of profit or loss:
Change in fair value on financial instruments, net of hedging	3,164	(7,918)	6,296	(8,446)
Reclassification of (losses) gains on financial instruments to the consolidated statement of profit or loss	(1,310)	114	(1,356)	349

Other comprehensive income	1,854	(7,804)	4,940	(8,097)

Total comprehensive income for the period	68,058	42,318	120,856	93,293
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statement of changes in equity
For the six months ended June 30, 2025 and 2024
(In thousands of US dollars)

	(Unaudited)
	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2024	279,980	(110,174)	122,046	95,210	136,019	673,281	7,462	1,203,824
Profit for the period	—	—	—	—	—	101,390	—	101,390
Other comprehensive income	—	—	—	—	—	—	(8,097)	(8,097)
Issuance of restricted stock	—	1,038	(1,038)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	3,191	—	—	—	—	3,191
Exercised options and stock units vested	—	3,464	(3,464)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(36,713)	—	(36,713)
Balances at June 30, 2024	279,980	(105,672)	120,735	95,210	136,019	737,958	(635)	1,263,595

Balances at January 1, 2025	279,980	(105,601)	124,970	95,210	149,666	792,005	979	1,337,209
Profit for the period	—	—	—	—	—	115,916	—	115,916
Other comprehensive income	—	—	—	—	—	—	4,940	4,940
Issuance of restricted stock	—	4,540	(4,540)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	3,907	—	—	—	—	3,907
Exercised options and stock units vested	—	3,483	(3,483)	—	—	—	—	—
Regulatory credit reserve	—	—	—	—	(1)	1	—	—
Dividends declared	—	—	—	—	—	(46,492)	—	(46,492)
Balances at June 30, 2025	279,980	(97,578)	120,854	95,210	149,665	861,430	5,919	1,415,480

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statement of cash flows
For the six months ended June 30, 2025 and 2024
(In thousands of US dollars)

		(Unaudited)
	Notes	2025	2024
Cash flows from operating activities
Profit for the period		115,916	101,390
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Depreciation and amortization of equipment, leasehold improvements		1,414	1,185
Amortization of intangible assets		674	474
Provision for credit losses	3	10,235	9,713
Realized gain on financial instruments at FVTPL	9	(1,095)	—
Realized gain on financial instruments at FVOCI	9	(241)	—
Loss on sale of financial instruments at amortized cost	9	436	—
Compensation cost - share-based payment		3,907	3,191
Net changes in hedging position and foreign currency		112,998	(5,266)
Disposal of equipment and leasehold improvements		1	—
Interest income	19	(383,851)	(388,945)
Interest expense	19	250,856	263,301
Changes in operating assets and liabilities:
Restricted and pledged deposits		58,438	(42,022)
Loans		(268,493)	(251,216)
Other assets		(6,851)	(1,044)
Due to depositors		1,033,523	851,075
Other liabilities		(894)	(19,647)
Cash flows provided by operating activities		926,973	522,189
Interest received		384,032	385,042
Interest paid		(239,609)	(255,367)
Net cash provided by operating activities		1,071,396	651,864

Cash flows from investing activities:
Acquisition of equipment, leases and leasehold improvements		(1,148)	(207)
Acquisition of intangible assets		(465)	(475)
Proceeds from the sale of securities at amortized cost		19,363	—
Proceeds from the sale of securities at FVOCI		31,183	—
Proceeds from the redemption of securities at amortized cost		174,989	136,713
Proceeds from the redemption of securities at FVOCI		30,000	—
Purchases of securities at amortized cost		(362,005)	(174,194)
Purchases of securities at FVOCI		(59,120)	(86,449)
Net cash used in investing activities		(167,203)	(124,612)

Cash flows from financing activities:
Decrease in securities sold under repurchase agreements		(16,313)	(7,432)
Net decrease in short-term borrowings and debt	14	(432,939)	(871,960)
Proceeds from long-term borrowings and debt	14	65,776	209,189
Payments of long-term borrowings and debt	14	(383,235)	(6,061)
Payments of lease liabilities	15	(493)	(569)
Dividends paid		(45,988)	(36,353)
Net cash used in financing activities		(813,192)	(713,186)

Increase (decrease) net in cash and cash equivalents		91,001	(185,934)
Cash and cash equivalents at beginning of the period		1,819,931	1,987,068
Cash and cash equivalents at end of the period	5	1,910,932	1,801,134
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.Corporate information
Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was the result of a proposal brought before the Assembly of Governors of Central Banks in the Region in May of 1975, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.
The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).
In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.
Bladex Head Office’s subsidiaries are the following:
-    Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.
-    Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.
-    Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100.00% owned by Bladex Head Office.
Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).
The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.

2. Basis of preparation and changes to the Bank’s accounting policies
2.1 Basis of preparation
These interim condensed consolidated financial statements for the six months ended June 30, 2025 have been prepared in accordance with International Accounting Standards IAS 34 “Interim Financial Reporting”. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and should be read in conjunction with the Bank’s annual consolidated financial statements as at and for the year ended December 31, 2024.

These interim financial statements were authorized for issue by the Bank’s board of directors on July 28, 2025.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2. Basis of preparation and changes to the Bank’s accounting policies (continued)

2.2 New standards, interpretations and amendments adopted by the Bank
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Bank’s annual consolidated financial statements for the year ended December 31, 2024, except for the adoption of new standards effective as of 1° January 2025. The Bank has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
One amendment applies for the first time in 2025, but does not have an impact on the interim condensed consolidated financial statements of the Bank.

Lack of exchangeability – Amendments to IAS 21
The amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.
The amendments are effective for annual reporting periods beginning on or after January 1, 2025. When applying the amendments, and entity cannot restate comparative information. The amendment did not have impact on the Bank’s financial statements.
2.3 Reclassification
Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the previously reported results of operations. An adjustment has been made to the Consolidated Statements of Financial Position for the year ended December 31, 2024, to reclassify the Interest receivable deposits from the line of Other assets to Cash and due from Banks.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review

This note presents information about the Bank’s exposure to financial risks:

A.Credit risk

i.Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.

Loans, at amortized cost (1)

	June 30, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.38	3,177,035	—	—	3,177,035
Grades 5 - 6	0.39-3.81	4,787,162	159,421	—	4,946,583
Grades 7 - 8	3.82-34.52	418,347	70,134	1,691	490,172
Grades 9 - 10	34.53-100	—	—	17,581	17,581
		8,382,544	229,555	19,272	8,631,371
Loss allowance		(44,916)	(22,938)	(13,828)	(81,682)
Total		8,337,628	206,617	5,444	8,549,689

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.41	2,971,709	—	—	2,971,709
Grades 5 - 6	0.42-3.81	4,704,760	299,292	—	5,004,052
Grades 7 - 8	3.82-34.52	397,049	71,664	—	468,713
Grades 9 - 10	34.53-100	—	—	17,513	17,513
		8,073,518	370,956	17,513	8,461,987
Loss allowance		(45,635)	(20,040)	(12,483)	(78,158)
Total		8,027,883	350,916	5,030	8,383,829

(1) Loans at amortized cost includes interest and commission receivable.

Loans at FVOCI

	June 30, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.38	10,102	—	—	10,102
Grades 5 - 6	0.39-3.81	24,108	—	—	24,108
		34,210	—	—	34,210
Loss allowance		(231)	—	—	(231)
Total		33,979	—	—	33,979

As of December 31, 2024, no loans were classified at fair value through other comprehensive income (FVOCI).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	June 30, 2025
	PD Ranges	Stage 1	Stage 2	Total
Commitments and contingencies
Grades 1 - 4	0.05-0.38	591,685	—	591,685
Grades 5 - 6	0.39-3.81	695,321	1,099	696,420
Grades 7 - 8	3.82-34.52	331,853	—	331,853
		1,618,859	1,099	1,619,958
Customers' liabilities under acceptances
Grades 1 - 4	0.05-0.38	314,093	—	314,093
Grades 5 - 6	0.39-3.81	76,440	—	76,440
Grades 7 - 8	3.82-34.52	211,699	—	211,699
		602,232	—	602,232
		2,221,091	1,099	2,222,190
Loss allowance		(11,859)	(18)	(11,877)
Total		2,209,232	1,081	2,210,313

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Total
Commitments and contingencies
Grades 1 - 4	0.05-0.41	545,855	—	545,855
Grades 5 - 6	0.42-3.81	630,648	6,099	636,747
Grades 7 - 8	3.82-34.52	226,278	5,500	231,778
		1,402,781	11,599	1,414,380
Customers' liabilities under acceptances
Grades 1 - 4	0.05-0.41	204,421	—	204,421
Grades 5 - 6	0.42-3.81	1,155	—	1,155
Grades 7 - 8	3.82-34.52	39,489	—	39,489
		245,065	—	245,065
		1,647,846	11,599	1,659,445
Loss allowance		(4,815)	(560)	(5,375)
Total		1,643,031	11,039	1,654,070

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)
Securities at amortized cost(1)

	June 30, 2025
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05-0.38	1,215,575	—	1,215,575
Grades 5 - 6	0.39-3.81	53,725	10,565	64,290
		1,269,300	10,565	1,279,865
Loss allowance		(937)	(175)	(1,112)
Total		1,268,363	10,390	1,278,753

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05-0.41	1,020,297	—	1,020,297
Grades 5 - 6	0.42-3.81	72,976	10,482	83,458
		1,093,273	10,482	1,103,755
Loss allowance		(1,133)	(178)	(1,311)
Total		1,092,140	10,304	1,102,444
Securities at FVOCI

	June 30, 2025
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05-0.38	99,164	—	99,164
		99,164	—	99,164
Loss allowance - FVOCI		(104)	—	(104)
Total - Fair value		99,060	—	99,060

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05 - 0.41	99,509	—	99,509
		99,509	—	99,509
Loss allowance - FVOCI		(23)	—	(23)
Total - Fair value		99,486	—	99,486

(1) Securities at amortized cost includes interest receivable.

The following table presents information of the current and past due balances of loans:

	June 30, 2025	December 31, 2024
Current	8,646,309	8,444,474
Past due (1)	19,272	17,513
Total	8,665,581	8,461,987
(1) Past due loans are classified in Stage 3.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative are generally collateralized by cash.

	June 30, 2025
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	1,221,467	28,433	(6,066)
Cross-currency swaps	1,212,195	35,254	(62,933)
Foreign exchange forwards	18,322	26	(218)
Total	2,451,984	63,713	(69,217)

	December 31, 2024
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	1,132,827	10,805	(2,667)
Cross-currency swaps	1,391,715	11,510	(139,038)
Total	2,524,542	22,315	(141,705)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

ii.Loss allowances

The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.
Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	45,635	20,040	12,483	78,158
Transfer to lifetime expected credit losses	(101)	(148)	249	—
Net effect of changes in allowance for expected credit losses	(2,372)	3,657	1,096	2,381
Financial instruments that have been derecognized during the period	(24,480)	(2,263)	—	(26,743)
New financial assets originated or purchased	26,234	1,652	—	27,886
Allowance for expected credit losses as of June 30, 2025	44,916	22,938	13,828	81,682

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	34,778	17,734	6,898	59,410
Transfer to lifetime expected credit losses	(235)	(1,237)	1,472	—
Net effect of changes in allowance for expected credit losses	(1,007)	6,013	2,978	7,984
Financial instruments that have been derecognized during the year	(23,723)	(5,807)	—	(29,530)
New financial assets originated or purchased	35,822	3,337	—	39,159
Recoveries	—	—	1,135	1,135
Allowance for expected credit losses as of December 31, 2024	45,635	20,040	12,483	78,158

Loans at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	—	—	—	—
New financial assets originated or purchased	231	—	—	231
Allowance for expected credit losses as of June 30, 2025	231	—	—	231

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate of expected credit losses of customers’ liabilities under acceptances and contingent liabilities such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	4,815	560	—	5,375
Net effect of changes in reserve for expected credit losses	(102)	11	—	(91)
Financial instruments that have been derecognized during the period	(2,510)	(553)	—	(3,063)
New instruments originated or purchased	9,656	—	—	9,656
Allowance for expected credit losses as of June 30, 2025	11,859	18	—	11,877

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	3,905	1,154	—	5,059
Transfer to lifetime expected credit losses	(84)	84	—	—
Net effect of changes in reserve for expected credit losses	(154)	312	—	158
Financial instruments that have been derecognized during the year	(2,671)	(1,136)	—	(3,807)
New instruments originated or purchased	3,819	146	—	3,965
Allowance for expected credit losses as of December 31, 2024	4,815	560	—	5,375

Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	1,133	178	—	1,311
Transfer to lifetime expected credit losses	(19)	19	—	—
Net effect of changes in allowance for expected credit losses	(10)	25	—	15
Financial instruments that have been derecognized during the period	(297)	—	—	(297)
New financial assets originated or purchased	130	—	—	130
Write-offs	—	(47)	—	(47)
Allowance for expected credit losses as of June 30, 2025	937	175	—	1,112

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities at amortized cost (continued)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1,230	402	—	1,632
Transfer to lifetime expected credit losses	(21)	21	—	—
Net effect of changes in allowance for expected credit losses	(55)	(7)	(331)	(393)
Financial instruments that have been derecognized during the year	(392)	(238)	—	(630)
New financial assets originated or purchased	371	—	—	371
Recoveries	—	—	331	331
Allowance for expected credit losses as of December 31, 2024	1,133	178	—	1,311

Securities at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	23	—	—	23
Financial instruments that have been derecognized during the period	(14)	—	—	(14)
New financial assets originated or purchased	95	—	—	95
Allowance for expected credit losses as of June 30, 2025	104	—	—	104

	Stage 1	Stage 2		Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1	—		—	1
Net effect of changes in allowance for expected credit losses	1	—	—	—	1
New financial assets originated or purchased	21	—		—	21
Allowance for expected credit losses as of December 31, 2024	23	—		—	23

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

The following table provides a reconciliation between:
–Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and
–The provision for credit losses’ line item in the condensed consolidated statement of profit or loss.

June 30, 2025	Loans		Loan commitments and financial guarantee contracts	Securities		Cash and due from banks	Total
	At amortized cost	FVOCI		At amortized cost	FVOCI
Net effect of changes in allowance for expected credit losses	2,381	—	(91)	15	—	49	2,354
Financial instruments that have been derecognized during the period	(26,743)	—	(3,063)	(297)	(14)	—	(30,117)
New financial assets originated or purchased	27,886	231	9,656	130	95	—	37,998
Total	3,524	231	6,502	(152)	81	49	10,235

June 30, 2024	Loans		Loan commitments and financial guarantee contracts	Securities		Cash and due from banks	Total
	At amortized cost	FVOCI		At amortized cost	FVOCI
Net effect of changes in allowance for expected credit losses	937	—	(545)	1	(523)	—	(130)
Financial instruments that have been derecognized during the period	(17,512)	—	(2,884)	—	(375)	—	(20,771)
New financial assets originated or purchased	20,334	126	9,858	21	275	—	30,614
Total	3,759	126	6,429	22	(623)	—	9,713

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iii.Credit-impaired financial assets

Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.

The following table sets out a reconciliation of changes in the carrying amount of the allowance for credit losses for credit-impaired financial assets:

Loans at amortized cost:	June 30, 2025	December 31, 2024
Credit-impaired loans at beginning of period/year	12,483	6,898
Classified as credit-impaired during the period/year	249	1,472
Change in allowance for expected credit losses	1,002	2,832
Interest income	94	146
Recoveries	—	1,135
Credit-impaired loans at end of period/year	13,828	12,483

Securities at amortized cost:	June 30, 2025	December 31, 2024
Change in allowance for expected credit losses	—	(331)
Recoveries	—	331
Credit-impaired for investments at amortized cost at end of period/year	—	—

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iv.Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and securities is as follows.

Concentration by sector and industry

	Loans at amortized cost		Loan commitments, financial guarantee contracts and acceptances outstanding		Securities at amortized
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Gross amount	8,631,371	8,461,987	602,232	245,065	1,279,865	1,103,755
Amount committed/guaranteed	—	—	1,619,958	1,414,380	—	—

Concentration by sector
Corporations:
Private	4,805,743	4,410,940	1,254,442	913,266	695,094	613,629
State-owned	1,086,653	974,470	131,195	82,241	27,300	12,039
Financial institutions:
Private	2,339,817	2,567,264	126,775	140,287	335,522	357,891
State-owned	334,596	426,469	709,778	523,651	66,787	28,650
Sovereign	64,562	82,844	—	—	155,162	91,546
Total	8,631,371	8,461,987	2,222,190	1,659,445	1,279,865	1,103,755

Concentration by industry
Financial institutions	2,619,377	2,993,733	836,553	663,938	440,927	403,257
Manufacturing	2,629,056	2,370,275	527,368	555,844	391,171	369,999
Oil and petroleum derived products	974,348	963,161	459,216	95,878	98,545	89,047
Agricultural	482,585	454,285	50,796	32,229	—	—
Services	724,829	636,000	185,995	163,396	133,984	114,764
Mining	299,430	271,186	66,857	51,413	19,979	14,866
Sovereign	64,561	82,843	—	—	116,545	54,517
Other	837,185	690,504	95,405	96,747	78,714	57,305
Total	8,631,371	8,461,987	2,222,190	1,659,445	1,279,865	1,103,755

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Concentration by sector and industry at FVOCI

	Loans at FVOCI		Securities FVOCI
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Gross amount	34,210	—	99,060	99,486

Concentration by sector
Corporations:
State-owned	—	—	50,668	—
Financial institutions:
Private	29,231	—	—	—
State-owned	4,979	—	48,392	99,486
Total	34,210	—	99,060	99,486

Concentration by industry
Financial institutions	34,210	—	48,392	99,486
Oil and petroleum derived products	—	—	50,668	—
Total	34,210	—	99,060	99,486

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Concentration by country risk financial instruments at amortized cost

	Loans at amortized cost		Commitments, financial guarantee contracts and acceptances outstanding		Securities at amortized cost

	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Gross amount	8,631,371	8,461,987	602,232	245,065	1,279,865	1,103,755
Amount committed/guaranteed	—	—	1,619,958	1,414,380	—	—

Concentration by country
Argentina	176,062	113,226	79,677	248	—	—
Australia	—	—	—	—	9,919	9,906
Belgium	20,166	17,859	—	—	15,698	15,181
Bolivia	—	—	—	1,000	—	—
Brazil	1,255,769	1,257,185	241,464	188,125	11,791	24,281
Canada	6,285	11,718	26,155	26,413	44,956	44,828
Chile	451,015	454,602	68,635	50,976	29,760	37,713
China	14,877	14,995	—	—	—	—
Colombia	859,221	920,975	78,459	82,225	15,019	15,143
Costa Rica	487,595	357,112	52,866	55,263	8,132	8,128
Dominican Republic	820,436	855,539	107,273	122,057	—	—
Ecuador	191,382	223,461	313,025	269,369	—	—
El Salvador	55,238	71,716	21,000	20,000	—	—
France	59,929	95,577	—	46,573	15,103	14,985
Germany	—	—	15,000	15,000	29,894	29,737
Guatemala	1,156,062	1,011,790	152,786	113,028	—	—
Honduras	212,835	219,527	1,175	1,625	—	—
Ireland	—	—	—	—	14,404	14,407
Italy	10,132	1,747	—	—	—	—
Jamaica	89,757	43,503	—	—	—	—
Japan	8,096	9,446	—	—	59,717	61,834
Korea	—	—	—	—	34,354	14,448
Mexico	1,015,016	1,015,738	175,606	184,208	3,302	27,898
Netherlands	—	—	23,564	25,764	—	—
Norway	—	—	—	—	10,049	10,092
Panama	518,509	455,288	18,696	22,243	73,200	71,552
Paraguay	215,326	196,674	150	230	—	—
Peru	328,738	418,460	452,678	356,978	9,920	30,878
Puerto Rico	14,127	20,762	25,000	10,000	—	—
Qatar					18,415
Arabia Saudi	—	—		—	48,202	—
Singapore	147,870	282,311	7,725	6,514	—	—
Trinidad and Tobago	188,530	167,522	6,514	—	734,996	—
Spain	—	—	—	8	—	—
Sweden	—	—	—	—	14,879	14,832
Suriname			150,000
United States of America	101,482	137,642	6,514	7,114	—	618,680
United Kingdom	83,642	74,985	150,000	—	50,032	39,232
Uruguay	—	12,627	54,742	54,484	—	—
Multilateral	—	—	—	—	28,123	—
Total	8,631,371	8,461,987	2,222,190	1,659,445	1,279,865	1,103,755

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Risk rating and concentration by country financial instruments at FVOCI

	Loans at FVOCI		Securities at FVOCI
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Gross amount	34,210	—	99,060	99,486

Concentration by country
Colombia	—	—	50,668	—
El Salvador	24,108	—	—	—
Panama	10,102	—	—	—
Multilateral	—	—	48,392	99,486
Total	34,210	—	99,060	99,486

v.Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the condensed consolidated financial statement or subject to an enforceable master netting arrangement:

Derivative financial instruments – assets

	June 30, 2025
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	63,713	—	63,713	—	(193,309)	(129,596)
Total	63,713	—	63,713	—	(193,309)	(129,596)

	December 31, 2024
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	22,315	—	22,315	—	(6,410)	15,905
Total	22,315	—	22,315	—	(6,410)	15,905

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities sold under repurchase agreements and derivative financial instruments – liabilities

	June 30, 2025
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(196,562)	—	(196,562)	226,114	536	30,088

Derivative financial instruments used for hedging at FVTPL	(69,217)	—	(69,217)	—	58,333	(10,884)
Total	(265,779)	—	(265,779)	226,114	58,869	19,204

	December 31, 2024
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(212,931)	—	(212,931)	239,046	564	26,679

Derivative financial instruments used for hedging at FVTPL	(141,705)	—	(141,705)	—	116,743	(24,962)
Total	(354,636)	—	(354,636)	239,046	117,307	1,717

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk

i.Exposure to liquidity risk

The key measure used by the Bank for managing liquidity risk is the ratio of net liquid assets to deposits from customers and funding with a a remaining tenor of 30 days. For this purpose, ‘net liquid assets’ include cash and cash equivalents which consist of deposits from banks and customers, as well as corporate debt securities with investment grade. The following table details the Bank's liquidity ratios:

	June 30, 2025	December 31, 2024
At the end of the period/year	161.05%	264.58%
Period/year average	130.25%	181.75%
Maximum of the period/year	212.53%	335.28%
Minimun of the period/year	103.63%	107.20%
The following table includes the Bank’s liquid assets by country risk:

	June 30, 2025				December 31, 2024
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total		Cash and due from banks	Securities FVOCI	Total
United State of America	1907	—	1,907	—	1,650	—	1,650
Other O.E.C.D countries	1	—	1		41	—	41
Latin America	3	—	3		3	—	3
Multilateral	—	48	48		125	99	224
Total	1,911	48	1,959		1,819	99	1,918
The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	June 30, 2025	December 31, 2024
(in millions of USD dollars)
Demand and "overnight" deposits	1,165	694
Demand and "overnight" deposits to total deposits	18.08%	12.82%

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

	June 30, 2025	December 31, 2024
(in millions of USD dollars)
Total liquid assets	1,959	1,918
Total assets to total liabilities	30.39%	35.45%
Total liquid assets in the Federal Reserve of the United States of America	95.51%	53.51%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

Even though the average term of the Bank’s assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term along with its average remaining term:

(in millions of USD dollars)	June 30, 2025	December 31, 2024
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	5,057	5,127
Average term (days)	192	187
The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms along with their average remaining term:

(in millions of USD dollars)	June 30, 2025	December 31, 2024
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	4,903	4,438
Average term (days)	1402	1388

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

ii.Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of financial assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	June 30, 2025
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,977,211	20,824	—	—	—	1,998,035	1,997,581
Securities	53,174	54,542	213,887	1,112,098	109,212	1,542,913	1,377,813
Loans	3,171,652	1,575,675	1,301,667	3,121,681	234,147	9,404,822	8,583,899
Trading derivative financial instruments - assets	—	—	—	—	2,189	2,189	2,189
Hedging derivative financial instruments - assets	7,245	5,265	5,496	43,354	2,353	63,713	63,713
Total	5,209,282	1,656,306	1,521,050	4,277,133	347,901	13,011,672	12,025,195

Liabilities
Trading derivative financial instruments - liabilities	—	—	—	—	(191)	(191)	(191)
Deposits	(5,202,179)	(748,192)	(214,114)	(334,753)	—	(6,499,238)	(6,491,382)
Securities sold under repurchase agreements	(84,776)	(23,389)	(33,617)	(55,738)	—	(197,520)	(196,562)
Borrowings and debt	(1,183,177)	(416,246)	(370,584)	(1,770,222)	(43,855)	(3,784,084)	(3,779,353)
Interest payable - Borrowings and debt	(46,984)	(39,398)	(72,159)	(213,485)	(8,701)	(380,727)	(44,581)
Lease liabilities	(359)	(347)	(709)	(5,634)	(11,664)	(18,713)	(18,713)
Hedging derivative financial instruments - liabilities	(30)	(220)	(6,456)	(62,478)	(33)	(69,217)	(69,217)
Total	(6,517,505)	(1,227,792)	(697,639)	(2,442,310)	(64,444)	(10,949,690)	(10,599,999)

Subtotal net position	(1,308,223)	428,514	823,411	1,834,823	283,457	2,061,982	1,425,196

Off-balance sheet contingencies
Confirmed letters of credit	281,632	87,372	5,753	—	—	374,757
Stand-by letters of credit and guarantees	229,587	95,933	232,073	84,948	—	642,541
Loans and letter of credit commitments	37,243	30,556	68,264	381,596	85,000	602,659
Total	548,462	213,861	306,090	466,544	85,000	1,619,957
Total net position	(1,856,685)	214,653	517,321	1,368,279	198,457	442,025

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

	December 31, 2024
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,944,338	5,286	15,710	—	—	1,965,334	1,965,145
Securities	84,980	66,341	109,616	1,036,660	44,522	1,342,119	1,201,930
Loans	2,759,031	2,018,051	1,557,065	2,583,263	247,238	9,164,648	8,383,829
Hedging derivative financial instruments - assets	1,218	9,484	951	10,592	70	22,315	22,315
Total	4,789,567	2,099,162	1,683,342	3,630,515	291,830	12,494,416	11,573,219

Liabilities
Deposits	(4,413,516)	(597,055)	(354,883)	(93,369)	—	(5,458,823)	(5,461,901)
Securities sold under repurchase agreements	(101,528)	—	(23,268)	(89,355)	—	(214,151)	(212,931)
Borrowings and debt	(1,089,794)	(636,362)	(591,934)	(2,012,423)	(38,012)	(4,368,525)	(4,352,316)
Interest payable - Borrowings and debt	(49,113)	(51,997)	(83,583)	(261,617)	(9,413)	(455,723)	(37,508)
Lease liabilities	(244)	(276)	(684)	(5,592)	(12,437)	(19,233)	(19,232)
Hedging derivative financial instruments - liabilities	(9,379)	(70)	(1,192)	(129,609)	(1,455)	(141,705)	(141,705)
Total	(5,663,574)	(1,285,760)	(1,055,544)	(2,591,965)	(61,317)	(10,658,160)	(10,225,593)

Subtotal net position	(874,007)	813,402	627,798	1,038,550	230,513	1,836,256	1,347,626

Off-balance sheet contingencies
Confirmed letters of credit	358,624	141,422	36,304	—	—	536,350
Stand-by letters of credit and guarantees	141,843	133,149	178,798	66,495	—	520,285
Loans and letter of credit commitments	60,341	39,900	40,350	208,868	8,286	357,745
Total	560,808	314,471	255,452	275,363	8,286	1,414,380
Total net position	(1,434,815)	498,931	372,346	763,187	222,227	421,876

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.
Future undiscounted cash flow presented in the table above on some financial assets and financial liabilities vary materially from contractual cash flows. The principal difference is that the undiscounted future cash flows of floating rate assets and liabilities are calculated using projected market rates.

iii.Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	June 30, 2025		December 31, 2024
	Amount	Fair Value	Amount	Fair Value
Balances with Federal Reserve of the United States of America	1,871,057	1,871,057	1,020,858	1,020,858
Cash and balances with other bank (1)	39,875	39,875	799,073	799,073
Total Liquidity reserves	1,910,932	1,910,932	1,819,931	1,819,931
(1)Excludes pledged deposits.

iv.Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

	June 30, 2025		December 31, 2024
	Guaranteed	Available as collateral	Guaranteed	Available as collateral
Cash and due from banks	85,469	1,910,932	143,907	1,819,931
Notional of investment securities	610,285	786,532	558,981	665,715
Loans at amortized cost - outstanding principal balance	—	8,562,635	—	8,375,172
Total	695,754	11,260,099	702,888	10,860,818
The total financial assets recognized in the consolidated statement of financial position that had been pledged as collateral for liabilities as of June 30, 2025 and December 31, 2024 are show in the table above.
The Bank manages market risk by considering the consolidated financial situation of the Bank.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk

i.Interest rate risk
The table below details the Bank's exposure based on interest rate repricing/maturity date for the notional amount of the interest bearing financial assets and liabilities on interest-bearing financial assets and liabilities:

	June 30, 2025
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,973,905	20,000	—	—	—	2,496	1,996,401
Securities - principal	218,928	53,258	205,747	814,477	70,220	—	1,362,630
Loans - principal balance	5,630,193	2,017,655	709,412	234,376	5,217	—	8,596,853
Total	7,823,026	2,090,913	915,159	1,048,853	75,437	2,496	11,955,884

Liabilities
Demand deposits and time deposits	(5,203,815)	(789,698)	(206,364)	(246,483)	—	(111)	(6,446,471)
Securities sold under repurchase agreements	(144,276)	(23,389)	—	(28,897)	—	—	(196,562)
Borrowings and debt	(2,924,656)	(617,143)	(165,007)	(70,557)	(1,990)	—	(3,779,353)
Total	(8,272,747)	(1,430,230)	(371,371)	(345,937)	(1,990)	(111)	(10,422,386)

Net effect of derivative financial instruments held
for interest risk management	7,216	5,045	(960)	(19,125)	2,320	—	(5,504)
Total interest rate sensitivity	(442,505)	665,728	542,828	683,791	75,767	2,385	1,527,994

	December 31, 2024
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,940,840	5,000	15,000	—	—	2,998	1,963,838
Securities - principal	83,294	64,955	104,954	907,612	28,510	—	1,189,325
Loans - principal balance	5,053,040	2,025,688	1,039,106	248,045	9,293	—	8,375,172
Total	7,077,174	2,095,643	1,159,060	1,155,657	37,803	2,998	11,528,335

Liabilities
Demand deposits and time deposits	(4,404,015)	(645,546)	(336,377)	(24,130)	—	(2,656)	(5,412,724)
Securities sold under repurchase agreements	(133,898)	—	(58,636)	(20,397)	—	—	(212,931)
Borrowings and debt	(2,932,280)	(801,575)	(460,355)	(158,106)	—	—	(4,352,316)
Total	(7,470,193)	(1,447,121)	(855,368)	(202,633)	—	(2,656)	(9,977,971)

Net effect of derivative financial instruments held
for interest risk management	(8,159)	9,414	(242)	(119,018)	(1,385)	—	(119,390)
Total interest rate sensitivity	(401,178)	657,936	303,450	834,006	36,418	342	1,430,974

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)
C.Market risk (continued)

Interest rate risk management is complemented by monitoring the sensitivity of the Bank´s financial assets and liabilities, considering several standard interest rate scenarios. The standard scenarios considered monthly include a parallel decline or increase of 50bps, 100bps, and 200 bps across all yield curves, which are evaluated based on market behavior.

The Bank performs a sensitivity analysis of the most likely increase or decrease in market interest rates at the reporting date, assuming non-asymmetric movements in the yield curves and a constant financial situation to assess the effect on profit or loss.

Interest rate sensitivity analysis affect reported equity in the following ways:
-    Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
-    Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
-    Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.
This sensitivity provides an analysis of changes in interest rates, considering the previous year´s interest rate volatility.

Additionally, the Bank measures the sensitivity of the equity value (EVE) following the methodology described by the Basel Committee on Banking Supervision, which measures the interest rate risk embedded in the equity value, which for interest rate risk purposes is defined as the difference between the net present value of assets less the net present value of liabilities due, based on the impact of a change in interest rates on such present values.

The following table presents the sensitivity analysis performed for the Bank:

	Change in interest rate	Effect on profit or loss	Effect on equity	Effect on equity value (EVE)
June 30, 2025	+50 bps	12	2,357	(13,386)
	-50 bps	(590)	(2,407)	13,568

December 31, 2024	+50 bps	343	9,586	(14,709)
	-50 bps	(668)	(9,770)	14,714

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

ii.     Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, except for hedging relationships

	June 30, 2025
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies(1)	Total
Exchange rate	5.43	1.18	144.20	4,081.63	18.76
Assets
Cash and due from banks	66	238	1	47	963	22	1,337
Loans	—	29,349	—	—	414,851	—	444,200
Total Assets	66	29,587	1	47	415,814	22	445,537

Liabilities

Deposits		262					262
Borrowings and debt	—	(29,438)	—	—	(415,815)	—	(445,253)
Total liabilities	—	(29,176)	—	—	(415,815)	—	(444,991)

Net currency position	66	411	1	47	(1)	22	546

	December 31, 2024
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies(1)	Total
Exchange rate	6.17	1.04	157.28	4,405.29	20.89
Assets
Cash and due from banks	110	242	1	34	1,210	19	1,616
Loans	—	25,886	—	—	310,630	—	336,516
Total Assets	110	26,128	1	34	311,840	19	338,132

Liabilities
Borrowings and debt	—	(25,748)	—	—	(311,562)	—	(337,310)
Total liabilities	—	(25,748)	—	—	(311,562)	—	(337,310)

Net currency position	110	380	1	34	278	19	822
(1)It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Costa Rican colones and Peruvian soles.
.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments

A.Recurring fair value measurements

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	June 30, 2025
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	97,164	—	97,164
Loans at FVOCI	—	34,402	—	34,402
Total securities and other financial assets	—	131,566	—	131,566
	—
Derivative financial instruments - assets:
For trading
Interest rate swaps	—	219	—	219
Foreign exchange forwards	—	1,970	—	1,970
For hedging
Interest rate swaps	—	28,433	—	28,433
Cross-currency swaps	—	35,254	—	35,254
Foreign exchange forwards	—	26	—	26
Total derivative financial instrument assets	—	65,902	—	65,902
Total assets at fair value	—	197,468	—	197,468

Liabilities
Derivative financial instruments - liabilities:
For trading
Interest rate swaps	—	(191)	—	(191)
For hedging
Interest rate swaps	—	(6,066)	—	(6,066)
Cross-currency swaps	—	(62,933)	—	(62,933)
Foreign exchange forwards	—	(218)	—	(218)
Total derivative financial instruments - liabilities	—	(69,408)	—	(69,408)
Total liabilities at fair value	—	(69,408)	—	(69,408)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

A.Recurring fair value measurements (continued)

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Securities at FVOCI - Corporate debt	—	98,748	—	98,748

Derivative financial instruments - assets:
For hedging
Interest rate swaps	—	10,805	—	10,805
Cross-currency swaps	—	11,510	—	11,510
Total derivative financial instrument assets	—	22,315	—	22,315
Total assets at fair value	—	121,063	—	121,063

Liabilities
Derivative financial instruments - liabilities:
For hedging
Interest rate swaps	—	2,667	—	2,667
Cross-currency swaps	—	139,038	—	139,038
Total derivative financial instruments - liabilities	—	141,705	—	141,705
Total liabilities at fair value	—	141,705	—	141,705

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

B.Non-recurring fair value measurements

The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured at fair value:

	June 30, 2025
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,997,581	1,997,581	—	1,997,581	—
Securities at amortized cost (1)	1,278,753	1,289,784	—	1,289,784	—
Loans at amortized cost (2)	8,549,689	8,770,580	—	8,770,580	—
Customers' liabilities under acceptances	602,232	602,232	—	602,232	—

Liabilities
Deposits	6,491,382	6,491,382	—	6,491,382	—
Securities sold under repurchase agreements	196,562	196,562	—	196,562	—
Borrowings and debt, net	3,779,353	3,862,496	—	3,862,496	—
Acceptances outstanding	602,232	602,232	—	602,232	—

	December 31, 2024
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,965,145	1,965,145	—	1,965,145	—
Securities at amortized cost (1)	1,102,444	1,102,386	—	1,102,386	—
Loans at amortized cost (2)	8,383,829	8,573,655	—	8,573,655	—
Customers' liabilities under acceptances	245,065	245,065	—	245,065	—

Liabilities
Deposits	5,461,901	5,461,901	—	5,461,901	—
Securities sold under repurchase agreements	212,931	212,931	—	212,931	—
Borrowings and debt, net	4,352,316	4,421,770	—	4,421,770	—
Acceptances outstanding	245,065	245,065	—	245,065	—
(1)The carrying value of securities at amortized cost is net of accrued interest receivable of $14.4 million and the allowance for expected credit losses of $1.1 millions as of June 30, 2025 (accrued interest receivable of $13.2 millions and the allowance for expected credit losses of $1.3 millions as of December 31, 2024).
(2)The carrying value of loans at amortized cost is net of accrued interest receivable of $100.7 million , the allowance for expected credit losses of $81.7 millions and unearned interest and deferred fees of 32 millions as of June 30, 2025 (accrued interest receivable of $117.9 millions, the allowance for expected credit losses of $78.2 millions and unearned interest and deferred fees of $31.1 millions as of December 31, 2024).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and restricted deposits:

	June 30, 2025	December 31, 2024
Demand deposits (1)	1,910,932	1,694,931
Time deposits under three months	—	125,000
Total cash and cash equivalent	1,910,932	1,819,931

Time deposits with original maturity over 90 days and other restricted deposits (2)	85,469	143,907
Total cash and due from bank	1,996,401	1,963,838

Interest receivable deposits	1,229	1,307
Less: Allowance for credit losses	(49)	—
Total cash and due from banks, net	1,997,581	1,965,145

The following table presents the pledged and restricted deposits classified by country risk:

	June 30, 2025	December 31, 2024
Country:
Chile	25,000	20,000
Germany	19,063	29,263
Japan	11,100	18,120
Panama	1,600	1,600
Spain	—	10,300
United Kingdom	536	254
United States of America (2)	28,170	64,370
Total	85,469	143,907

(1) Demand deposits includes $1,871 million (December 31, 2024: $1,021 million) at Federal Reserve of United States of America.
(2) As a June 30, 2025 includes restricted deposit of $25 million (December 31, 2024: $25 million) with the New York State Department of Financial Services under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions.

The following table shows cash and deposits in local and foreign banks, based on the ratings assigned by the rating agencies:

	June 30, 2025	December 31, 2024
Credit rating:
Aaa-Aa3	1,873,832	1,418,861
A1-A3	117,695	414,903
Baa1-Baa3	4,449	129,362
Ba1-Ba3	71	110
B1-B3	—	5
No rating	354	597
	1,996,401	1,963,838

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.Investment securities

Securities are presented as follows:

June 30, 2025	Amortized cost	FVOCI (1)	Total
Principal	1,265,466	97,164	1,362,630
Interest receivable	14,399	1,896	16,295
Gross amount	1,279,865	99,060	1,378,925
Allowance (1)	(1,112)	—	(1,112)
Total	1,278,753	99,060	1,377,813

December 31, 2024	Amortized cost	FVOCI (1)	Total
Principal	1,090,577	98,748	1,189,325
Interest receivable	13,178	738	13,916
Gross amount	1,103,755	99,486	1,203,241
Allowance (1)	(1,311)	—	(1,311)
Total	1,102,444	99,486	1,201,930

(1)As of June 30, 2025 and December 31, 2024, the loss allowance for losses for securities at FVOCI for $104 thousand and $23 thousand, respectively are included in equity in the consolidated statement of financial position in the line Other comprehensive income.

Securities by contractual maturity are shown in the following table:

June 30, 2025	Amortized cost	FVOCI	Total
Due within 1 year	276,333	34,700	311,033
After 1 to 5 years	967,965	13,412	981,377
After 5 to 10 years	21,168	49,052	70,220
Balance - principal	1,265,466	97,164	1,362,630

December 31, 2024	Amortized cost	FVOCI	Total
Due within 1 year	223,174	30,029	253,203
After 1 to 5 years	838,893	68,719	907,612
After 5 to 10 years	28,510	—	28,510
Balance - principal	1,090,577	98,748	1,189,325

The following table includes the securities pledged to secure repurchase transactions (see note 13):

	June 30, 2025	December 31, 2024
Securities pledged to secure repurchase transactions	226,114	239,046
As of June 30, 2025, sales were made for $19.9 millions of investments with a significant increase in their credit risk. These sales resulted in write-off against reserves of $47.4 thousands and losses on sale of $541 thousands attributable to market risk. During the period 2024, no sales of instrument classified at amortized cost were made.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

June 30, 2025	Amortized cost	FVOCI (1)	Total
Loans - principal balance	8,562,634	34,219	8,596,853
Interest receivable	100,739	183	100,922
Unearned interest and deferred fees	(32,002)	(192)	(32,194)
Gross balance	8,631,371	34,210	8,665,581
Loss allowances	(81,682)	—	(81,682)
Loans, net	8,549,689	34,210	8,583,899

December 31, 2024	Amortized cost	FVOCI (1)	Total
Loans - principal balance	8,375,172	—	8,375,172
Interest receivable	117,931	—	117,931
Unearned interest and deferred fees	(31,116)	—	(31,116)
Gross balance	8,461,987	—	8,461,987
Loss allowances	(78,158)	—	(78,158)
Loans, net	8,383,829	—	8,383,829
(1)As of June 30, 2025, the loss allowance for losses for loans at FVOCI for $231 thousand are included in equity in the consolidated statement of financial position in the line Other comprehensive income.
As of June 30, 2025, the Bank sold loans measured at FVTPL for $70 million, realizing a gain of $1 million; $20 million measured at FVOCI, realizing a gain of $154 thousand; and $15 million measured at amortized cost with a gain of $105 thousand, all recognized under the line item "loss on financial instruments, net."
The fixed and floating interest rate distribution of the loan portfolio is as follows:

	June 30, 2025	December 31, 2024
Fixed interest rate	4,729,637	4,932,569
Floating interest rates	3,935,944	3,529,418
Total	8,665,581	8,461,987
As of June 30, 2025, 80% (December 31, 2024 :75%) of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 3.80% to 16.28% (December 31, 2024:4.63% to16.28%).
The following table details information relating to loans granted to class A and B shareholders:

	June 30, 2025	December 31, 2024
Class A and B shareholder loans	622,412	556,000
% Loans to class A and B shareholders over total loan portfolio	7%	7%
% Class A and B stockholders with loans over number of class A and B stockholders	9%	13%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.Loan commitments and financial guarantee contracts

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	June 30, 2025	December 31, 2024
Documentary letters of credit	374,759	536,350
Stand-by letters of credit and guarantees - commercial risk	642,540	520,285
Commitments loans	509,208	348,223
Commitments letter of credit	93,451	9,522
Total	1,619,958	1,414,380

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	June 30, 2025	December 31, 2024
Up to 1 year	1,093,138	1,160,323
From 1 to 2 years	151,612	145,127
Over 2 to 5 years	290,208	100,643
More than 5 years	85,000	8,287
Total	1,619,958	1,414,380

9.Loss on financial instruments, net

The amounts that were recognized in the consolidated statement of profit or loss related to the results of financial instruments are detailed below:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Gain (loss) on derivative financial instruments and foreign currency exchange, net	895	(351)	3,245	(191)
Realized gain on financial instruments at FVTPL	1,095	—	1,095	—
Gain (loss) on sale of financial instruments at amortized cost	17	—	(436)	—
Realized gain on financial instruments at FVOCI	154	—	241	—
Total	2,161	(351)	4,145	(191)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10. Derivative financial instruments

A.Trading derivative financial instruments

The following table details quantitative information on the notional amount and carrying amount of trading derivative instruments:

	June 30, 2025
	Notional amount	Carrying amount of trading derivative
		Asset	Liability

Interest Rate Swap	36,716	219	(191)
Forward contract	56,886	1,970	—
	93,602	2,189	(191)

	June 30, 2025
	Forward contract	Interest rate swap	Total
Up to 1 year	56,886	—	56,886
Over 2 to 5 years	—	36,716	36,716
Total	56,886	36,716	93,602

B.Hedging derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	June 30, 2025
	Notional amount (2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	1,221,467	28,433	(6,066)
Interest rate and foreign exchange risk
Fair value hedges	199,032	9,562	(1,671)
Cash flow hedges	1,013,163	25,692	(61,262)
Foreign exchange risk
Cash flow hedges	18,322	26	(218)
	2,451,984	63,713	(69,217)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10. Derivative financial instruments

B. Hedging derivative financial instruments (continued)

	December 31, 2024
	Notional amount (2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	1,132,827	10,805	(2,667)
Interest rate and foreign exchange risk
Fair value hedges	186,288	—	(13,196)
Cash flow hedges	1,205,427	11,510	(125,842)
	2,524,542	22,315	(141,705)
(1)Included in the consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2)At June 30, 2025 the notional amounts of derivative financial instruments include $1,234.5 million ($639.6 million at December 31, 2024) of interest rate swaps and cross currency interest rate swaps, which were designated in aggregate exposure hedges hedging underlying assets totaling $525.8 million ($307.8 million at December 31, 2024).

Fair value hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2025
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	25,000	—	(684)	(695)	(49)
Securities at amortized cost	164,600	—	(4,274)	(3,136)	427
Deposits	66,000	253	(2)	372	3
Repurchase agreements	60,485	210	(1,106)	104	(5)
Borrowings and debt	905,382	27,971	—	14,396	396
Interest rate and foreign exchange risk
Loans	12,744	—	(199)	(110)	244
Borrowings and debt	186,288	9,561	(1,472)	20,881	79
Total	1,420,499	37,995	(7,737)	31,812	1,095

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

	December 31, 2024
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Deposits	131,000	1,235	(164)	(127)	(142)
Repurchase agreements	68,985	210	(592)	71	14
Borrowings and debt	932,842	9,360	(1,911)	(5,911)	(516)
Interest rate and foreign exchange risk
Borrowings and debt	186,288	—	(13,196)	(28,571)	1,074
Total	1,319,115	10,805	(15,863)	(34,538)	430

(1)Included in the consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2)Included in the consolidated statement of profit or loss under the line Gain (loss) on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2025
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
	Asset	Liability
Interest rate risk
Loans	25,972	—	Loans, net	646	646
Securities at amortized cost	169,425	—	Securities, net	3,564	3,564
Deposits	—	(66,461)	Demand deposits	(251)	(369)
Repurchase agreements	—	(61,052)	Securities sold under repurchase agreements	(519)	(108)
Borrowings and debt	—	(298,795)	Borrowings and debt, net	(9,851)	(14,002)
Interest rate and foreign exchange risk
Loans	12,957	—	Loans, net	354	354
Borrowings and debt	—	(194,605)	Borrowings and debt, net	(6,487)	(20,802)
Total	208,354	(620,913)		(12,544)	(30,717)

	December 31, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
	Asset	Liability
Interest rate risk
Deposits	—	(132,667)	Demand deposits	(26)	(15)
Repurchase agreements	—	(69,443)	Securities sold under repurchase agreements	(57)	(57)
Borrowings and debt	—	(319,174)	Borrowings and debt, net	3,860	5,395
Interest rate and foreign exchange risk
Borrowings and debt	—	(173,469)	Borrowings and debt, net	14,316	29,645
Total	—	(694,753)		18,093	34,968

(1)Included in the consolidated statement of profit or loss under the line Gain (loss) on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	June 30, 2025
	Interest rate swaps	Cross currency swaps	Total
Up to 1 year	47,845	—	47,845
From 1 to 2 years	435,844	54,743	490,587
Over 2 to 5 years	708,510	134,164	842,674
More than 5 years	29,268	10,125	39,393
Total	1,221,467	199,032	1,420,499

	December 31, 2024
	Interest rate swaps	Cross currency swaps	Total
Up to 1 year	115,263	—	115,263
From 1 to 2 years	383,268	19,882	403,150
Over 2 to 5 years	605,028	156,281	761,309
More than 5 years	29,268	10,125	39,393
Total	1,132,827	186,288	1,319,115

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in fair value hedges:

	Three months ended June 30, 2025			Six months ended June 30, 2025
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	(18)	—	(18)	(49)	—	(49)
Securities at amortized cost	(66)	—	(66)	427	—	427
Deposits	1	—	1	3	134	137
Repurchase agreements	1	—	1	(5)	(28)	(33)
Borrowings and debt	570	8	578	396	8	404
Interest rate and foreign exchange risk
Loans	244	—	244	244	—	244
Borrowings and debt	272	—	272	79	—	79
Total	1,004	8	1,012	1,095	114	1,209

	Three months ended June 30, 2024			Six months ended June 30, 2024
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	1	—	1	3	—	3
Securities at amortized cost	79	(82)	(3)	—	(82)	(82)
Deposits	1	(1)	—	—	(1)	(1)
Repurchase agreements	54	—	54	(5)	—	(5)
Borrowings and debt	427	4	431	427	4	431
Interest rate and foreign exchange risk
Loans	1	—	1	1	—	1
Borrowings and debt	(341)	(15)	(356)	(91)	72	(19)
Total	222	(94)	128	335	(7)	328

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

Cash flow hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2025
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	20,624	194	(1,224)	(1,925)	(1,926)	(1)	(45)
Borrowings and debt	992,539	25,498	(60,038)	80,469	81,354	885	162
Foreign exchange risk
Loans	11,808	—	(218)	(218)	(218)	—	—
Deposits	6,514	26	—	26	(15)	(41)	—
Total	1,031,485	25,718	(61,480)	78,352	79,195	843	117

	December 31, 2024
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	19,509	1,372	—	1,256	1,258	2	24
Borrowings and debt	1,185,918	10,138	(125,842)	(163,797)	(164,418)	(621)	99
Total	1,205,427	11,510	(125,842)	(162,541)	(163,160)	(619)	123

(1) Included in the consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2) Included in equity in the consolidated statement of financial position under the line Other comprehensive income (loss).
(3) Hedge ineffectiveness attributable to matured hedges included in the consolidated statement of profit or loss in the line Gain (loss) on financial instruments, net.
(4) Hedging reserve attributable to expired hedges reclassified to the consolidated statement of profit or loss in the line Gain (loss) on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)
The following table details the carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2025
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (1)	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Loans	21,310	—	Loans, net	1,925	45
Borrowings and debt	—	(979,800)	Borrowings and debt, net	(80,469)	(6,177)
Foreign exchange risk
Loans	11,789	—	Loans, net	218	(60)
Deposits	—	(6,478)	Demand deposits	(26)	(37)
Total	33,099	(986,278)		(78,352)	(6,229)

	December 31, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (1)	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Loans	19,964	—	Loans, net	(1,256)	37
Borrowings and debt	—	(1,087,247)	Borrowings and debt, net	163,797	(895)
Total	19,964	(1,087,247)		162,541	(858)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	June 30, 2025
	Foreign exchange forward contract	Cross currency swaps	Total
Up to 1 year	18,322	361,569	379,891
From 1 to 2 years	—	308,931	308,931
Over 2 to 5 years	—	313,394	313,394
More than 5 years	—	29,269	29,269
Total	18,322	1,013,163	1,031,485

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

	December 31, 2024
	Foreign exchange forward contract	Cross currency swaps	Total
Up to 1 year	—	454,581	454,581
From 1 to 2 years	—	303,441	303,441
Over 2 to 5 years	—	418,137	418,137
More than 5 years	—	29,268	29,268
Total	—	1,205,427	1,205,427

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in cash flow hedges:

	Three months ended June 30, 2025			Six months ended June 30, 2025
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Loans	1	(45)	(44)	(1)	(45)	(46)
Borrowings and debt	348	—	348	885	162	1,047
Foreign exchange risk
Deposits	(41)	—	(41)	(41)	—	(41)
Total	308	(45)	263	843	117	960

	Three months ended June 30, 2024			Six months ended June 30, 2024
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	(13)	—	(13)	(13)	—	(13)
Borrowings and debt	(68)	12	(56)	9	13	22
Total	(81)	12	(69)	(4)	13	9

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

11.Other assets

Following is a summary of other assets:

	June 30, 2025	December 31, 2024
Accounts receivable	4,317	2,996
Prepaid expenses	3,456	3,342
Prepaid fees and commissions	1,410	468
IT projects under development	8,653	5,113
Improvement project under development	696	709
Severance fund	2,746	2,508
Other	2,623	1,914
Total	23,901	17,050

12. Customer deposits

Following is a summary of customer deposits:

	June 30, 2025	December 31, 2024
Demand deposits	692,291	440,029
Time deposits	5,754,180	4,972,695
	6,446,471	5,412,724
Interest payable	44,911	49,177
Total	6,491,382	5,461,901

The remaining and contractual maturity profile of the Bank's deposits, excluding interest payable, is as follows:

	Remaining term		Original contractual
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Demand	692,291	440,029	692,291	440,029
Up to 1 month	3,313,137	2,797,904	1,817,022	1,793,178
From 1 to 3 months	1,193,499	1,162,833	1,725,220	999,506
From 3 to 6 months	734,466	585,542	1,138,582	1,092,876
From 6 month to 1 year	206,365	342,460	715,594	901,145
From 1 to 2 years	289,169	73,642	319,677	158,621
From 2 to 5 years	17,544	10,314	38,085	27,369
Total	6,446,471	5,412,724	6,446,471	5,412,724
The following table presents additional information regarding the Bank’s deposits:

	June 30, 2025	December 31, 2024
Aggregate amount of $100,000 or more	6,445,942	5,411,881
Aggregate amount of deposits in the New York Agency	1,745,595	1,581,865

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12. Customer deposits (continued)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Interest expense on deposits made in the New York Agency	19,073	23,664	36,721	43,361

13.Securities sold under repurchase agreements
The following table details the financing under repurchase agreement:

	June 30, 2025	December 31, 2024
Financing transactions under repurchase agreements	196,562	212,931

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Interest expense on financing contracts under repurchase agreement	2,860	3,592	5,261	6,156

Financing contracts under repurchase agreements generate interest range from 4.37% to 5.36% (December 31, 2024: 4.49% to 5.36% ) with several maturities up to October 16, 2026.
As indicated in Note 6, as of June 30, 2025, the repurchase agreements were secured by investments classified as amortized cost by the amount of $226 millions (December 31, 2024: $239 millions).
14. Borrowings and debt

Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of June 30, 2025, the Bank was in compliance with all those covenants.

     Carrying amount of borrowings and debt is detailed as follows:

	June 30, 2025
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,238,005	1,750	816,013	1,731,086	3,786,854
Transaction costs	(202)	(4)	(2,977)	(4,318)	(7,501)
	1,237,803	1,746	813,036	1,726,768	3,779,353

	December 31, 2024
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,652,536	835	877,842	1,830,751	4,361,964
Transaction costs	—	(1)	(3,764)	(5,883)	(9,648)
	1,652,536	834	874,078	1,824,868	4,352,316

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year, excluding lease liabilities) borrowings and debt, along with contractual interest rates, is as follows:

	June 30, 2025	December 31, 2024
Short-term borrowings:
At fixed interest rates	1,152,732	1,353,048
At floating interest rates	85,273	299,488
Principal	1,238,005	1,652,536
Less: Transaction costs	(202)	—
Total short-term borrowings, net	1,237,803	1,652,536

Short-term debt:
At fixed interest rates	1,750	835
Principal	1,750	835
Less: Transaction costs	(4)	(1)
Total short-term debt, net	1,746	834

Total short-term borrowings and debt	1,239,549	1,653,370

Range of fixed interest rates on borrowings and debt in U.S. dollars	4.21% to 4.90%	4.5% to 5.87%
Range of floating interest rates on borrowings in U.S. dollars	5.12%	5.13% to 5.24%
Range of fixed interest rates on borrowings in Mexican pesos	8.85% to 9.57%	11.15%
Range of floating interest rates on borrowings and debt in Mexican pesos	9.13% to 9.48%	10.69% to 10.74%
Range of fixed interest rates on borrowings and debt in Euros	2.70% to 2.75%	3.39% to 3.87%

The outstanding balances of short-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	June 30, 2025	December 31, 2024
US dollar	935,149	1,404,690
Mexican peso	275,168	76,313
Euros	29,438	172,368
Total	1,239,755	1,653,371

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions are as follows:

	June 30, 2025	December 31, 2024
Long-term borrowings:
At fixed interest rates with due dates from December 2026 to December 2029	63,813	60,308
At floating interest rates with due dates from March 2026 to September 2029	752,200	817,534
Principal	816,013	877,842
Less: Transaction costs	(2,977)	(3,764)
Total long-term borrowings, net	813,036	874,078

Long-term debt:
At fixed interest rates with due dates from July 2025 to November 2034	1,118,679	1,293,378
At floating interest rates with due dates from February 2026 to November 2031	612,407	537,373
Principal	1,731,086	1,830,751
Less: Prepaid commissions	(4,318)	(5,883)
Total long-term debt, net	1,726,768	1,824,868

Total long-term borrowings and debt, net	2,539,804	2,698,946

Range of fixed interest rates on borrowings and debt in U.S. dollars	2.38% to 6.15%	2.38% to 6.15%
Range of floating interest rates on borrowings and debt in U.S. dollars	5.44% to 6.29%	5.44% to 6.31%
Range of fixed interest rates on borrowings in Mexican pesos	6.50% to 10.78%	6.50% to 10.78%
Range of floating interest rates on borrowings and debt in Mexican pesos	9.05% to 9.81%	10.62% to 11.52%
Range of fixed interest rates on debt in Japanese yens	0.95% to 1.54%	0.77% to 1.54%
Range of fixed interest rates on debt in Euros	0.90%	0.90%
Range of fixed interest rates on debt in Australian dollars	6.81%	6.81%
Range of fixed interest rates on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rates on debt in Peruvian sol	7.00%	7.00%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	June 30, 2025	December 31, 2024
US dollar	1,248,011	1,355,773
Mexican peso	1,106,156	1,170,304
Japanese yen	116,039	112,671
Euro	35,325	31,063
Peruvian soles	26,545	25,020
Australian dollar	9,947	9,133
Sterling pound	5,076	4,629
Carrying amount - principal	2,547,099	2,708,593

Future payments of long-term borrowings and debt outstanding as of June 30, 2025, are as follows:

Year	Outstanding
2025	415,004
2026	572,429
2027	878,859
2028	357,143
2029	262,731
2030	19,000
2031	31,986
2034	9,947
Carrying amount - principal	2,547,099

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the condensed consolidated statement of cash flows:

	2025	2024
Balance as of January 1,	4,352,316	4,351,988
Net decrease in short-term borrowings and debt	(432,939)	(871,960)
Proceeds from long-term borrowings and debt	65,776	209,189
Payments of long-term borrowings and debt	(383,235)	(6,061)
Change in foreign currency rates	165,957	(136,438)
Fair value adjustment due to hedge accounting relationship	9,553	(6,581)
Other adjustments	1,925	350
Balance as of June 30,	3,779,353	3,540,487

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15. Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	June 30, 2025	December 31, 2024
Up to 1 year	2,081	1,931
From 1 to 5 years	8,106	8,213
After 5 to 10 years	12,870	13,827
Total undiscounted lease liabilities	23,057	23,971

Short-term	1,396	1,217
Long-term	17,317	18,015
Total lease liabilities included in the condensed consolidated statement of financial position	18,713	19,232
Amounts recognized in the condensed consolidated statement of cash flows:

	June 30,
	2025	2024
Payments of lease liabilities	493	569
Amounts recognized in condensed consolidated statement of profit or loss:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Interest on lease liabilities	(179)	(145)	(361)	(294)

16. Other liabilities

Following is a summary of other liabilities:

	June 30, 2025	December 31, 2024
Accruals and other accumulated expenses	29,719	31,806
Accounts payable	5,977	6,236
Unearned commissions	8,840	7,305
Others	83	84
Total	44,619	45,431

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17. Earnings per share

The following table presents a reconciliation of profit and share data used in the basic earnings per share (“EPS”) computations for the dates indicated:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
(Thousands of U.S. dollars)
Profit for the period	64,184	50,122	115,916	101,390

(U.S. dollars)
Basic earnings per share	1.73	1.36	3.13	2.76

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	37,203	36,775	37,072	36,692

18.Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services, are detailed as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Structured services	9,989	3,687	12,378	5,021
Letters of credit and guarantees	7,831	6,541	14,542	12,531
Credit commitments	2,802	2,367	4,198	3,980
Other commissions	95	138	529	870
Total fee and commission income	20,717	12,733	31,647	22,402
Fees and commission expense	(805)	(200)	(1,152)	(397)
Total	19,912	12,533	30,495	22,005
The following table present information the unearned commission that is expected to be recognized on the existing contracts:

June 30, 2025
Up to 1 year	5,480
From 1 to 2 years	925
More than 2 years	338
Total	6,743

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.Business segment information

        The following table provides certain information regarding the Bank’s operations by segment:

	Three months ended June 30, 2025			Six months ended June 30, 2025
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	159,415	35,016	194,431	317,677	66,174	383,851
Interest expense	(143)	(126,549)	(126,692)	(290)	(250,566)	(250,856)
Inter-segment net interest income	(99,615)	99,615	—	(198,702)	198,702	—
Net interest income	59,657	8,082	67,739	118,685	14,310	132,995
Other income (expense), net	21,519	784	22,303	32,400	2,596	34,996
Total income	81,176	8,866	90,042	151,085	16,906	167,991

Provision for credit losses	(5,182)	163	(5,019)	(10,257)	22	(10,235)
Operating expenses	(16,271)	(4,568)	(20,839)	(33,192)	(8,648)	(41,840)
Segment profit	59,723	4,461	64,184	107,636	8,280	115,916

Segment assets				9,205,569	3,444,737	12,650,306
Segment liabilities				629,079	10,585,029	11,214,108

	Three months ended June 30, 2024			Six months ended June 30, 2024
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	157,101	38,272	195,373	315,019	73,926	388,945
Interest expense	(116)	(132,498)	(132,614)	(235)	(263,066)	(263,301)
Inter-segment net interest income	(101,048)	101,048	—	(202,481)	202,481	—
Net interest income	55,937	6,822	62,759	112,303	13,341	125,644
Other income (expense), net	12,742	(461)	12,281	22,452	(468)	21,984
Total income	68,679	6,361	75,040	134,755	12,873	147,628

Provision for credit losses	(6,604)	(80)	(6,684)	(10,314)	601	(9,713)
Operating expenses	(14,581)	(3,653)	(18,234)	(29,240)	(7,285)	(36,525)
Segment profit	47,494	2,628	50,122	95,201	6,189	101,390

Segment assets				7,744,509	3,147,067	10,891,576
Segment liabilities				309,403	9,299,512	9,608,915

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.Business segment information (continued)

The following table shows the reconciliation of information by business segments:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Profit for the period	64,184	50,122	115,916	101,390

Assets:
Assets from reportable segments			12,650,306	10,891,576
Other assets - unallocated			23,901	15,038
Total			12,674,207	10,906,614

Liabilities:
Liabilities from reportable segments			11,214,108	9,608,915
Other liabilities - unallocated			44,619	34,104
Total			11,258,727	9,643,019

20.Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	June 30, 2025	December 31, 2024
Assets:
Demand deposits	1,914	1,509
Loans, net	133,600	179,235
Securities	11,857	21,095
Total asset	147,371	201,839

Liabilities:
Time deposits	460,218	574,360

Contingencies:
Stand-by letters of credit	71,776	1,646

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.Related party transactions (continued)

The detail of income and expenses with related parties is as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Interest income:
Loans	1,818	846	4,465	1,983
Securities at amortized cost	140	122	103	243
Total	1,958	968	4,568	2.226
Interest expense:
Deposits	(5,598)	(4,104)	(11,405)	(8,405)

Net interest income (expenses)	(3,640)	(3,136)	(6,837)	(6,179)

Other income (expense):
Fees and commissions, net	2,137	—	2,155	1

Operating expenses
Other expenses	—	—	3	—
Net income from related parties	(1,503)	(3,136)	(4,679)	(6,178)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Expenses:
Compensation costs to directors	414	351	1,012	861
Compensation costs to executives	2,429	1,674	5,989	7,606
Compensation costs of Bank´s directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units, as detailed in the Stock Incentive Plan.
Loans and deposits to/from related parties were made at rates comparable to market rates of interest.

21.Litigation
Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or consolidated financial performance.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22. Applicable laws and regulations
Liquidity index

Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes that every general license or international license bank must guarantee, with a higher level of confidence, that it is in the position to face its intraday liquidity obligations in a period when liquidity pressure may affect the lending market. For that purpose, the SBP has established a short-term liquidity coverage ratio known as “Liquidity Coverage Ratio or LCR”. This ratio is measured through the quotient of two amounts, the first one corresponds to the high-quality liquid assets and the second one corresponds to the net cash outflows in 30 days.
As of June 30, 2025, and December 31, 2024, the minimum LCR to be reported to the SBP was 100%. The Bank´s LCR as of June 30, 2025 was 161.1% (December 31, 2024: 264.6%).

Rule No. 4-2008 issued by the SBP, establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity index)
Liabilities (Deposits received)

The liquidity index reported by the Bank to the regulator as of June 30, 2025 was 51.5% (December 31, 2024: 47.2%).
Capital adequacy
The Banking Law in the Republic of Panama and Rules No. 01-2015, 03-2016 and 05-2023 require that the general license banks maintain a total capital adequacy index. As of June 30, 2025, the capital adequacy index may not be less, at any time, than 8.5% (including the capital conservation buffer of 0.50% required for 2025, according to Agreement No. 05-2023) of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risks; and ordinary primary capital plus conservation buffer that shall not be less than 5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks; and a total primary capital plus conservation buffer that shall not be less than 6.5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks.

Capital Conservation Calculation

As of July 2024, Agreement No. 05-2023, issued by the Superintendency of Banks of Panama, came into force, which establishes rules on the creation of a capital conservation buffer, whose objectives are:
(i) ensure that banks accumulate reserves that can be used in case of incurring losses,
(ii) that banks do not fail to comply with the established minimum requirements, without considering the conservation buffer, in episodes of deterioration in solvency.

As established in the Agreement, banking entities must establish a capital conservation buffer of 2.5%, (established in a phased manner starting with 0.50% as of July 1, 2024, 0.75% for July 1, 2025 and 1.25% for July 1, 2026) of risk-weighted assets (credit, market and operating), made up of capital ordinary primary and in addition to all the minimum regulatory capital requirements that are established, for which the total minimum regulatory capital will be 8.5% for 2024, 9.25% for 2025 and 10.5% for 2026, (before the modification of the Rule 8%).

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with capital requirements imposed by local regulators and maintains strong credit ratings and healthy capital ratios to support its business and to maximize shareholder value.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

The Bank manages its capital structure and adjusts it according to changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities.

No changes have been made to the objectives, policies and processes from previous periods. However, they are under constant review by the Board.
The information corresponding to the total capital adequacy index is as follows:

	June 30, 2025	December 31, 2024
Capital funds	1,414,462	1,341,031
Risk-weighted assets	10,156,335	9,873.772
Capital adequacy index	13.9%	13.6%

Leverage ratio

Article No. 17 of the Rule No. 1-2015 establishes the leverage ratio of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for non-risk-weighted assets inside and outside the consolidated statement of financial position as established by the SBP. For the determination of the exposure of off-balance-sheet transactions, the criteria established for credit and counterparty credit risk positions will be used. The exposure of the derivatives will be the fair value at which they are recorded in the Bank’s assets.
The leverage ratio cannot be lower, at any time, than 3%. The Bank will inform to SBP as often as the compliance with the leverage ratio is determined.
The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	June 30, 2025	December 31, 2024
Ordinary capital	1,269,345	1,195,914
Non-risk-weighted assets	12,797,041	12,220,660
Leverage ratio	9.9%	9.8%
Regulatory reserves
Below is a list of the regulatory reserves that the Bank maintains in accordance with the prudential standards of the SBP:

	June 30, 2025	December 31, 2024
Dynamic asset reserve	145,117	145,117
Regulatory reserve for individual credits	4,548	4,549
Total regulatory reserves	149,665	149,666
Credit risk coverage - dynamic provision
The SBP by means of Rule No. 4-2013, establishes the compulsory constitution of a dynamic provision in addition to the specific credit provision as part of the total provisions for the credit risk coverage.
The dynamic provision is an equity item associated to the regulatory capital but does not replace or offset the capital adequacy requirements established by the SBP. This allocation is restricted for dividend distribution purposes.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22. Applicable laws and regulations (continued)
Methodology for the constitution of the regulatory credit reserve

The SBP by means of the General Resolution of Board of Directors SBP-GJD-0003-2013 of July 9, 2013, establishes the accounting methodology for differences that arise between the application of IFRS and the application of prudential regulations issued by the SBP; as well as the additional disclosures required to be included in the notes to the consolidated financial statements.
The parameters established in this methodology are the following:
–The calculations of accounting balances in accordance with IFRS and the prudential standards issued by the SBP will be carried out and the respective figures will be compared.
–When the calculation made in accordance with IFRS results in a higher reserve or provision for the bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will account the IFRS figures.
–When the impact of the use of prudential standards results in a higher reserve or provision for the Bank, the effect of the application of IFRS will be recognized in profit or loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated from retained earnings as a regulatory credit reserve. If the Bank does not have sufficient retained earnings, the difference will be presented as an accumulated deficit account.
–The regulatory credit reserve mentioned in paragraph 3 of this Rule may not be reversed against retained earnings as long as there are differences between IFRS and the prudential standards.
Considering that the Bank presents its consolidated financial statements under IFRS, specifically for its expected credit reserves under IFRS 9, the line "Regulatory credit reserve" established by the SBP has been used to present the difference between the application of the accounting standard used and the prudential regulations of the SBP to comply with the requirements of Rule No. 4-2013.
Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

Regulatory reserve for individual credits
Agreement No. 11-2019, amended by Agreement No. 4-2013, indicates that all loans classified as unrecoverable must be written off within a period of no more than one year. For corporate loans with real estate collateral, the bank will write off all loans classified as unrecoverable within a period of no more than two years, from the date on which it was classified in that category. After two years, if the Bank has not made the write-off, it must create a reserve in the equity account, through the appropriation of retained earnings, which will be charged to the value of the loan net of the provisions already established, according to the percentages established in the following table:

Percentage applicable
Period
At the beginning of the third year	50%
At the beginning of the fourth year	50%
In accordance with the provisions of Agreements No. 11-2019 and 4-2013, the bank recognized regulatory provisions for individual loans for $4,548 million as of June 30, 2025 (December 31, 2024: $4,549 million).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

Specific provisions
SBP Rule No. 4-2013, modified by Rule No. 8-2014, states that the specific credit provisions are originated from the objective and concrete evidence of impairment. These provisions must be established for credit facilities classified according to the risk categories denominated as: special mention, substandard, doubtful, or unrecoverable, both for individual credit facilities as for a group of such facilities. In the case of a group, it corresponds to circumstances that indicate the existence of deterioration in credit quality, although individual identification is still not possible.

Banks must calculate and maintain at all times the amount of the specific credit provisions determined by the methodology specified in this Rule, which takes into account the balance owed of each credit facility classified in any of the categories subject to provision, mentioned in the paragraph above; the present value of each guarantee available in order to mitigate risk, as established by type of collateral; and a weighting table that applies to the net exposure balance subject to loss of such credit facilities.
Article No. 34 of this Rule establishes that all credits must be classified in the following five (5) categories, according to their default risk and loan conditions, and establishes a minimum reserve for each classification: normal 0%, special mention 20%, substandard 50%, doubtful 80%, and unrecoverable 100%.
If there is an excess in the specific credit provision, calculated in accordance with this Rule, compared to the provision calculated in accordance with IFRS, this excess will be accounted for as a regulatory credit reserve in equity and will increase or decrease with appropriations from/to retained earnings. The balance of the regulatory credit reserve will not be considered as capital funds for calculating certain ratios or prudential indicators mentioned in the Rule.
Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	June 30, 2025
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	5,802,541	46,075	1,668	6,933	10,107	5,867,324
Financial institutions:
Private	2,303,557	—	—	—	—	2,303,557
State-owned	327,779	—	—	—	—	327,779
	2,631,336	—	—	—	—	2,631,336
Sovereign	63,974	—	—	—	—	63,974
	8,497,851	46,075	1,668	6,933	10,107	8,562,634

Loans at FVOCI
Corporations
Financial institutions:
Private	29,219	—	—	—	—	29,219
State-owned	5,000	—	—	—	—	5,000
	34,219	—	—	—	—	34,219

Total loans	8,532,070	46,075	1,668	6,933	10,107	8,596,853

Specific Provision	—	15,215	834	5,546	5,559	27,154

Allowance for loan
losses under IFRS (*):	51,086	16,998	1,274	5,442	7,113	81,913

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

	December 31, 2024
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	5,294,002	46,959	—	6,933	10,107	5,358,001
Financial Institutions:
Private	2,521,065	—	—	—	—	2,521,065
State-owned	413,775	—	—	—	—	413,775
	2,934,840	—	—	—	—	2,934,840
Sovereign	82,331	—	—	—	—	82,331
Total	8,311,173	46,959	—	6,933	10,107	8,375,172

Specific Provision	—	9,392	—	5,546	5,558	20,496

Allowance for loan
losses IFRS (*):	51,427	14,248	—	5,441	7,042	78,158
(1) As of June 30, 2025, and December 31, 2024, there is no excess in the specific provision calculated in accordance with Rule No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.

As of June 30, 2025 there are no restructured loans, (December 31, 2024, the restructured loans are for $67.5 million).
Rule No.4-2013 defines as Past Due any credit facility for which payment of contractually agreed amounts present more than thirty (30) days in arrears, up to ninety (90) days; and as Delinquent, any credit facility for which payment of contractually agreed amounts present more than ninety (90) days in arrears, except for single-payment transactions and overdrafts, which will be considered Delinquent when payment exceeds thirty (30) days in arrears from the contractual payment date.
Below is the classification of the loan portfolio by maturity profile based on Rule No. 4-2013 and modified by Rule No. 8-2014:

	June 30, 2025
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	5,857,217	—	10,107	5,867,324
Financial institutions:
Private	2,303,557	—	—	2,303,557
State-owned	327,779	—	—	327,779
	2,631,336	—	—	2,631,336
Sovereign	63,974	—	—	63,974
Total	8,552,527	—	10,107	8,562,634

Loans at FVOCI
Financial institutions:
Private	29,219	—	—	29,219
State-owned	5,000	—	—	5,000
Total	34,219	—	—	34,219

Total loans	8,586,746	—	10,107	8,596,853

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

	December 31, 2024
	Current	Defaulters	Past due	Total
Loans at amortized cost
Corporations	5,347,894	—	10,107	5,358,001
Financial institutions:
Private	2,521,065	—	—	2,521,065
State-owned	413,775	—	—	413,775
	2,934,840	—	—	2,934,840
Sovereign	82,331	—	—	82,331
Total	8,365,065	—	10,107	8,375,172

In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	June 30, 2025
	Normal	Special mention	Substandard	Doubtful	Unrecoverable		Total
Loans at amortized cost
Impaired loans	—	—	1,668	6,933	10,107		18,708
Total	—	—	1,668	6,933	10,107	—	18,708

	December 31, 2024
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	6,933	10,107	17,040
Total	—	—	—	6,933	10,107	17,040

	June 30, 2025	December 31, 2024
Non-accruing loans:
Private corporations	18,708	17,040

Unrecognized interest on non-accrual loans	568	474
As of June 30, 2025, and December 31, 2024, there was no interest income collected on loans in non-accrual status.

23.Subsequent events
Dividends declared
The Bank announced a quarterly cash dividend of $0.625 US dollar cents per share corresponding to the second quarter of 2025. The cash dividend was approved by the Board of Directors on July 28, 2025 and was paid on September 03, 2025 to the Bank’s stockholders as of August 15, 2025 record date.